SEC Exemption No: 82-34894

ESCADA

Ad-hoc-news according to § 15 WpHG (*German Securities Act*)
Preliminary full year figures

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
DE 000AOFAQF2

ESCADA records significant rise in profits for 2004/2005

Aschheim/Munich, December 21st, 2005 – ESCADA AG completes the fiscal year 2004/2005 (closing date: October 31st) fully on target with its forecast and a significant improvement in profitability. According to preliminary figures sales are up by 3.7%. Despite a persistently sluggish market for ladies luxury fashion the Group's sales rose from 625.5 million Euro to 648.6 million Euro. Allowing for currency adjustments the growth rate was 4.3%. Sales for the ESCADA brand increased by 5.8% to 436.5 million Euro (2003/2004: 412.7 million Euro). Revenues for the PRIMERA-Group rose by 2.8% from 205.8 million Euro to 211.5 million Euro. Allowing for the effects of de-consolidation, sales at the PRIMERA Group were up by 5.7%.

In 2004/2005 the Group's earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 17.8 million to 65.1 million Euro. Compared with last year's EBITDA of 47.3 million Euro this increase of 37.6% clearly exceeded the targeted EBITDA-improvement of at least 10 million Euro. The improvement in profitability, which outstrips the growth in turnover, is, above all, due to a 1.3%-rise in the gross profit margin to 61.9%. The positive effects of process optimizations and efficiency improvements could be felt in all business divisions of the Group. The ESCADA Group's earnings before taxes recorded 28.9 million Euro after 6.5 million Euro the year before. Earnings after taxes and before minority interests stands at 14.0 million Euro (2003/2004: 4.5 million Euro). Thus, ESCADA has regained its capacity to pay out dividends.

The Group lifted its equity ratio from 20.0% to 23.4% per closing date October 31st 2005, while net debt totaled 207.8 million Euro (October 31st 2004: 208.7 million Euro).

For the current fiscal year 2005/2006 the Board of Management's outlook is optimistic. Given the continued positive and – compared with last year – significantly higher level of incoming orders plus the growth measures now introduced, ESCADA seeks to expand Group sales and to achieve an over-proportional increase in the Group's EBITDA and net income.

Contact:
Viona Brandt
Investor Relations
Tel.: +49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA records significant rise in profits for 2004/2005

- **Successful business year – forecasts comprehensively fulfilled**
- **Group sales up by 3.7%**
- **ESCADA brand sales up by 5.8%**
- **EBITDA grows by 37.6% to 65.1 million Euro**
- **Profit after tax up by 9.5 million Euro to 14.0 million Euro**
- **Capacity to pay out dividends regained**
- **Further growth and over-proportional profitability improvements expected for current fiscal year**
- **Wolfgang Ley: "ESCADA is now in a phase of sustained and profitable growth"**

Aschheim/Munich, December 21st 2005 – ESCADA AG looks back on a successful fiscal year 2004/2005. It has comprehensively achieved the targeted forecasts with profitability of the ladies luxury fashion company significantly improved. The Board of Management remains upbeat in its optimistic outlook on the current fiscal year.

Sales performance at ESCADA Group

- According to preliminary figures the Group's sales rose from 625.5 million Euro to 648.6 million Euro. They were up by 3.7 % in the fiscal year 2004/2005 (closing date October 31st 2005) despite a persistently sluggish market environment for ladies luxury fashion.
- Currency adjusted the Group's growth rate was 4.3%.
- Sales for the ESCADA brand (ESCADA Collection, ESCADA Sport and ESCADA Accessories & Licenses) increased from 412.7 million Euro in 2003/2004 to 436.5 million Euro, up by 5.8 %. Growth drivers were once again the segments ESCADA Collection and ESCADA Sport.

- The PRIMERA-Group (with the labels: apriori, BiBA, cavita, Laurèl) recorded a plus in sales of 2.8 % from 205.8 million Euro up to 211.5 million Euro. With the integration of the Laurèl-subsidiaries in Japan and China into ESCADA, the adjusted growth rate topped 5.7 %. Key contributors were the ongoing expansion of apriori and BiBA.

Earnings performance at ESCADA Group

- In 2004/2005 the Group's earnings before interest, tax and depreciation (EBITDA) rose by 17.8 million Euro to 65.1 million Euro. Compared with last year's EBITDA of 47.3 million Euro this increase of 37.6 % exceeded the targeted EBITDA-improvement, which had been set at a minimum of 10 million Euro.
- The advances made in profitability clearly outstrip the growth in turnover. This is, above all, due to a 1.3%-rise in the gross profit margin (gross margin share of sales) to 61.9%. Process optimizations and efficiency improvements had a positive effect on all of the Group's business divisions (design, collection development, distribution, production, and logistics). Consequences of this are, among others,
    - an improved production and sourcing mix
    - accelerated processes
    - a higher full price sell-through ratio of goods in our own retail.
- Encouraging developments were also recorded for the ESCADA-licenses business, especially the ESCADA fragrances. Revenues for licenses grew by approximately 34% during 2004/2005.
- Both Group divisions significantly improved the operative result. While the ESCADA brand raised its EBITDA from 35.5 million Euro in 2003/2004 to 46.5 million Euro, an increase of 31.0 %, the PRIMERA Group propelled its operative result from 13.3 million Euro to 18.3 million Euro, a plus of 37.6 %.
- The Group's earnings before tax quadrupled from last year's 6.5 million Euro to 28.9 million Euro. Especially the strong operative performance proved to be a driver for this leap in earnings. Another contributing factor was the cessation of restructuring costs (5.4 million Euro).
- At a tax rate of 51.6% the ESCADA Group's profit after tax and minority interests stands at 13.5 million Euro (2003/2004: 3.8 million Euro), which brings earnings per share to 0.82 Euro (last year: 0.24 Euro).
- Thus, ESCADA has regained its capacity to pay out dividends.

Balance sheet and the Group's financial platform

- Despite the expanded volume of business, the level of inventories (125.4 million Euro) had increased by a mere 0.6 million Euro by the close of the fiscal year 2004/2005.
- As of October 31st 2005 ESCADA's equity ratio stood at 23.4% compared with 20.0% on the closing date of last year.
- Net debt stood at 207.8 million Euro (October 31st 2004: 208.7 million Euro). In the year under review ESCADA improved its capital structure through the emission of a seven year bond with a volume of 200 million Euros and the concurrent agreement on a syndicated loan over 90 million Euros. This re-structuring of liabilities furnishes ESCADA with a long-term financial security, gives it more flexibility and thus provides a platform for strong growth.

Outlook 2005/2006

The Board of Management's outlook for the current fiscal year 2005/2006 is optimistic. Given the continued positive and – compared with last year – significantly higher level of incoming orders, plus the growth measures now introduced, ESCADA not only seeks to expand Group sales further but will also strive to achieve an over-proportional increase in the Group's EBIDTA and net income.

Wolfgang Ley, CEO of ESCADA AG: "ESCADA has weathered the storms of a persistently difficult market for luxury fashion. We achieved the sales targets we set ourselves and exceeded our profit expectations. Thus, we have proven ourselves to the capital markets once again as a reliable partner. I am convinced that the current fiscal year 2005/2006 will be a successful one for ESCADA that will be based on a sustained profitable growth."

SEC Exemption No: 82-34894

ESCADA Group at a Glance

(all figures per IFRS; preliminary figures)

	2004/2005	2003/2004	Change in %
Sales	648.6	625.5	+ 3.7
• ESCADA	436.5	412.7	+ 5.8
• PRIMERA	211.5	205.8	+ 2.8
Gross Profit	401.6	378.8	+ 6.0
• as % from Sales	61.9	60.6	+ 1.3 Percentage Points
EBITDA	65.1	47.3	+ 37.6
• ESCADA	46.6	35.5	+ 31.0
• PRIMERA	18.3	13.3	+ 37.6
EBIT	45.5	19.8	+ 130
Profit before Tax	28.9	6.5	+ 345
Profit after Tax	14.0	4.5	+ 211
Consolidated Profit[1]	13.5	3.8	+ 255

[1] after minority interests

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Tel.: +49 – 5404 – 91 92 0
Fax: +49 – 5404 – 91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1500
Mail: viona.brandt@de.escada.com